EXHIBIT 99.5

ENGAGEMENT AND INDEMNIFICATION AGREEMENT

ENGAGEMENT AND INDEMNIFICATION AGREEMENT, dated as of ________________, 2024 (this “Agreement”), by and among Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”, and together with Elliott Associates, “Elliott”) and [______________] (“Nominee”).

WHEREAS, Elliott has asked and Nominee has agreed to be (i) a nominee for election to the Board of Directors (the “Board”) of Southwest Airlines Co., a Texas corporation (the “Company”), at the next meeting of shareholders of the Company, whether annual or special, including any adjournments or postponements thereof, at which directors will be elected to the Board (the “Shareholders’ Meeting”) and (ii) named as such in Elliott’s proxy soliciting materials related to the Shareholders’ Meeting;

WHEREAS, Elliott may propose (whether privately or publicly) to the Company that Nominee be appointed as a director of the Company by the Board or may solicit proxies from the shareholders of the Company in support of Nominee’s election as a director of the Company at the Shareholders’ Meeting (the “Solicitation”); and

WHEREAS, Nominee has agreed to serve as a director of the Company if so appointed or elected at the Shareholders’ Meeting.

NOW, THEREFORE, in consideration of the foregoing and with the understanding on the part of Elliott that Nominee is relying on this Agreement in agreeing to be a nominee, and on the part of Nominee that Elliott is relying on this Agreement in the selection of Nominee to serve on its slate of director nominees, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.                   Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below:

“Business Day” means a day other than a Saturday, Sunday or other day on which banks located in New York, New York are authorized or required by law to close.

“Claim” means any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative, formal or informal, investigative or other), whether instituted by Elliott, the Company or any other party, or any inquiry or investigation that Nominee in good faith believes might lead to the institution of any such action, suit or proceeding.

“Expenses” means all reasonable and documented attorneys’ fees and all other reasonable and documented out-of-pocket fees, costs, expenses and obligations paid or incurred in connection with the Solicitation or related matters, as applicable, including without limitation, investigating, defending or participating (as a party, witness or otherwise) in (including on appeal), or preparing to defend or participate in, any Claim relating to any Indemnifiable Event, including the costs and expenses of Nominee seeking enforcement of this Agreement, in each case except to the extent arising out of or resulting from Nominee’s gross negligence, willful misconduct, violations of law, bad faith, material breach of this Agreement or a material misstatement or omission in the information provided by Nominee in connection with the Solicitation (whether to Elliott, the Company or otherwise) and in each case to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

“Indemnifiable Event” means any event or occurrence relating to or directly or indirectly arising out of, or any action taken or omitted to be taken in connection with, the Solicitation or related matters (including in Nominee’s capacity as a nominee of Elliott for election to the Board at the Shareholders’ Meeting), in each case except to the extent arising out of or resulting from Nominee’s gross negligence, willful misconduct, violations of law, bad faith, material breach of this Agreement or a material misstatement or omission in the information provided by Nominee in connection with the Solicitation (whether to Elliott, the Company or otherwise) and, in each case, excluding any action or omission for which Nominee would be entitled to indemnification pursuant to the organizational documents of the Company (if such Nominee is appointed or elected to the Board) or pursuant to a written agreement between Nominee and the Company.

“Loss” or “Losses” means any and all damages, judgments, fines, penalties, amounts paid or payable in settlement, deficiencies, losses and Expenses (including all interest, assessments, and other charges paid or payable in connection with or in respect of such Losses), in each case except to the extent arising out of or resulting from Nominee’s gross negligence, willful misconduct, violations of law, bad faith, material breach of this Agreement or a material misstatement or omission in the information provided by Nominee in connection with the Solicitation (whether to Elliott, the Company or otherwise) and in each case to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

2.                   Consideration.

(a)                In consideration of Nominee’s agreement to be proposed as a director and to be named as a nominee of Elliott for election to the Board in proxy soliciting materials related to the Shareholders’ Meeting, Elliott will pay Nominee a fee of up to $150,000 in the aggregate (the “Fee”) in cash, payable in two installments as follows: (i) $75,000 following (x) the execution of this Agreement by Elliott and Nominee and (y) the provision by Nominee of all information requested by Elliott or its representatives or advisors in connection with the nomination, which Nominee shall provide by not later than one Business Day after the receipt of such information request; and (ii) $75,000 if Nominee is elected or appointed to the Board resulting from a nomination or appointment approved by Elliott or a written agreement between Elliott and the Company, with such amount deemed payable to the Nominee hereunder effective prior to such election or appointment. In addition, and in consideration of the Fee, Nominee will provide all information required by the Company for nominees for director, which Nominee shall provide by not later than one Business Day after the receipt of such information request.

(b)                Nominee agrees that, if Nominee is elected or appointed to the Board, Nominee will use the after-tax proceeds from the Fee, or an equivalent amount of other personal funds, to acquire securities of the Company at such time that Nominee determines, but in any event no later than 14 days after such election or appointment to the Board; provided, that if Nominee is unable to transact in the securities of the Company due to possession of material non-public information or any other applicable limitation or restriction, Nominee will have 14 days from the first date that Nominee can transact in the securities of the Company to acquire such securities.

(c)                In consideration of the payments provided hereunder, Nominee hereby agrees not to (x) serve as a director of the Company or (y) consent to be included as a nominee of the Company or any other person in any soliciting materials, in each case at any time prior to the Company’s 2026 annual meeting of shareholders, other than as a result of Nominee’s initial election or appointment to the Board resulting from a nomination or appointment approved by Elliott or a written agreement between Elliott and the Company.

3.                   Indemnification.

(a)                In the event Nominee was, is or becomes a party to or other participant in, or is threatened to be made a party to or other participant in, a Claim by reason of (or arising or allegedly arising in any manner out of or relating to in whole or in part) an Indemnifiable Event, Elliott, to the fullest extent permitted by applicable law, shall indemnify and hold harmless Nominee from and against any and all Losses suffered, incurred or sustained by Nominee or to which Nominee becomes subject, resulting from, arising out of or relating to such Claim (it being understood and agreed that except as provided in Section 3(c) with respect to Expenses, reimbursements of any such Losses payable hereunder shall be made as soon as practicable but in any event no later than 30 days after written request is made to Elliott accompanied by supporting documentation). Nominee shall give Elliott written notice of any Claim (accompanied by such reasonable supporting documentation as may be in Nominee’s possession) as soon as practicable after Nominee becomes aware thereof; provided, that the failure of Nominee to give such notice shall not relieve Elliott of its indemnification obligations under this Agreement, except to the extent that such failure prejudices the rights of Elliott.

(b)                In the case of the commencement of any Claim against Nominee in respect of which Nominee may seek indemnification from Elliott hereunder, Elliott will be entitled to participate therein, including, without limitation, the negotiation and approval of any settlement of such action. To the extent that Elliott may wish to assume the defense of any Claim against Nominee in respect of which Nominee may seek indemnification from Elliott hereunder, Elliott shall provide Nominee with written notice of Elliott’s election to so assume the defense of such Claim. From and after such election by Elliott to assume defense of a Claim, Elliott will not be liable to Nominee under this Agreement for any Expenses subsequently incurred by Nominee in connection with the defense thereof other than reasonable out-of-pocket costs of investigation and preparation therefor (including, without limitation, appearing as a witness and reasonable fees). If in any action for which indemnity may be sought hereunder Elliott shall not have timely assumed the defense thereof, or Nominee shall have been advised by Nominee’s counsel that it would constitute a material conflict of interest for the same counsel to represent both Nominee and Elliott in such action, or if Nominee has been advised by counsel that Nominee has separate or additional defenses with regard to such action that are in conflict with those available to Elliott, Nominee shall have the right to employ Nominee’s own counsel reasonably satisfactory to Elliott in such action, in which event Elliott shall pay directly or reimburse Nominee for all reasonable out-of-pocket legal fees and expenses incurred by Nominee in connection with the defense thereof; provided, however, Elliott will not be obligated to pay the fees and expenses of more than one counsel. Elliott shall not in any event be liable for any settlement of any action effected without its prior written consent (which consent shall not be unreasonably withheld). Elliott shall not settle any Claim in any manner that would impose any expense, penalty, obligation or limitation on Nominee, or would contain language (other than a recitation of any amounts to be paid in settlement) that could reasonably be viewed as an acknowledgment of wrongdoing on the part of Nominee or as materially detrimental to the reputation of Nominee, without Nominee’s prior written consent (which consent shall not be unreasonably withheld and shall be provided within no more than five Business Days).

(c)                Nominee’s right to indemnification pursuant to this Section 3 shall include the right of Nominee to be advanced by Elliott any Expenses incurred in connection with any Indemnifiable Event as such expenses are incurred by Nominee; provided, that all amounts advanced in respect of such Expenses shall be repaid to Elliott by Nominee to the extent it shall ultimately be determined in a final judgment that Nominee is not entitled to be indemnified for such Expenses.

(d)                Notwithstanding any other provision of this Agreement to the contrary, the indemnity and expense reimbursement obligations of Elliott provided by this Agreement, including reimbursement for Nominee’s reasonable, documented out-of-pocket Expenses in accordance with Section 12, (i) will not apply to any event or occurrence relating to or directly or indirectly arising out of Nominee’s service as a director of the Company and (ii) will only take effect if Nominee is publicly named as a nominee for appointment or election to the Board by Elliott or Nominee’s name is proposed to the Company or announced publicly by Elliott as a possible nominee for appointment or election to the Board.

4.                   Confidentiality.

(a)                Subject to the Permitted Exceptions (as defined below), Nominee shall not at any time use or disclose, directly or indirectly, any information related to, obtained from, or disclosed or otherwise provided by or on behalf of Elliott related to the Company, the Solicitation or this Agreement (such information, “Confidential Information”), whether before, on or after the date hereof, in any form, whether written or oral (including via electronic medium), except (i) as may be required by law or legal process, (ii) to the extent that such information is or becomes generally available to the public other than as a result of a breach of this Agreement, (iii) information which was or is independently acquired by Nominee, on a non-confidential basis, from a third party source that, to Nominee’s knowledge, at such time was or is not bound by a confidentiality obligation with respect to such information and/or (iv) as may be expressly and specifically agreed to in writing by Elliott. Without limiting the foregoing, Confidential Information includes, without limitation and in each case, whether obtained during discussions regarding the Nominee’s experience, Elliott or the Company, or otherwise, information pertaining to (x) Elliott’s investment plans, including any details relating to the existence, nature or size of its current or prospective trade positions and investments in respect of any securities of the Company, or any interests or rights in respect of any securities of the Company (including, without limitation, any derivative securities) and (y) any transaction being considered or proposed by Elliott with respect to the Company.

(b)                Notwithstanding the foregoing or anything else to the contrary herein, and in accordance with the Defend Trade Secrets Act, 18 U.S.C. § 1833(b), and other applicable law, nothing in this Agreement, any other agreement, or any policy shall prevent Nominee from, or expose prevent Nominee to criminal or civil liability under federal or state trade secrets law, or otherwise expose prevent Nominee to retaliation or any adverse consequences or other liability for, (i) directly or indirectly disclosing in confidence any trade secrets, other Confidential Information or any other information to an attorney or to any federal, state, or local government officials, law enforcement, government agencies or regulatory organizations of the United States (including, for the sake of clarity, the U.S. Securities and Exchange Commission, Commodity Futures Trading Commission and National Futures Association), for the purpose of investigating or reporting a suspected violation of law, whether in response to a subpoena or otherwise, without notice to Elliott, (ii) disclosing trade secrets in a complaint or other document filed in a lawsuit or other proceeding, provided that the filing is made under seal, or (iii) disclosing any other information to the extent that such disclosure is protected under applicable law (collectively, clauses (i)-(iii), “Permitted Exceptions”).

5.               Transactions in Securities of the Company. Nominee represents that Nominee does not, directly or indirectly, beneficially own any securities of the Company, or any interests or rights in respect of any securities of the Company (including, without limitation, any derivative securities), except as set forth on Exhibit A hereto. Until the earlier to occur of (i) Nominee’s election or appointment to the Board as a director of the Company or (ii) the termination of this Agreement, Nominee agrees that Nominee is prohibited from, directly or indirectly, purchasing, selling or otherwise acquiring or disposing of any securities of the Company, or any interests or rights in respect of any securities of the Company (including, without limitation, any derivative securities), without the prior written consent of Elliott, and Nominee acknowledges that Nominee is prohibited from engaging in such transactions while in possession of material non-public information with respect to the Company.

6.                  Additional Agreements.

(a)                Nominee acknowledges that Elliott is in the business of investing and trading in securities. As a matter of policy, Elliott does not wish to receive information that is confidential or non-public (“Sensitive Information”) that Nominee learns from any person other than Elliott or its representatives. Accordingly, Nominee agrees that Nominee will not disclose any Sensitive Information to Elliott or use such information in connection with the proposal of Nominee for appointment, or nomination of Nominee for election, to the Board.

(b)                Nominee represents and agrees that any work product is proprietary to Elliott, and Nominee shall not, at any time, (i) use the work product for any purpose other than for the benefit of Elliott in connection with the Solicitation or (ii) disclose any of the work product to any other person, in each case without Elliott’s prior written consent.

(c)                Nominee shall not, during the term of this Agreement, provide any research work to, or otherwise provide services for, any other person relating to or involving the Company, including, without limitation, (i) providing advice regarding any type of transaction being considered or proposed by Elliott with respect to the Company, or the appointment or election of any persons to the Board, or (ii) agreeing to serve as a director on, or nominee for election to, the Board.

(d)                Nominee represents that Nominee is free to perform Nominee’s obligations under this Agreement, participate in the Solicitation and serve as a director on the Board, and that Nominee is not subject to any restriction or obligation, whether legal, contractual or otherwise, and whether owed to Nominee’s employer or any other person, that would conflict therewith.

(e)                Nominee acknowledges that Elliott has in place policies and procedures designed to prevent unlawful activity, and that Nominee has received, read, understood and shall comply with “What Every Elliott Consultant Should Know about Elliott’s Anti-Corruption Policy” which Nominee previously received or received contemporaneously with this Agreement.

7.                   No Agency. Each of Elliott and Nominee acknowledges that Nominee is not acting as an agent of Elliott or in a fiduciary capacity with respect to Elliott and that Nominee is not assuming any duties or obligations to Elliott other than those expressly set forth in this Agreement. Nothing contained herein shall be construed as creating, or be deemed to create, the relationship of employer and employee between the parties, nor any agency. Each of Elliott and Nominee further acknowledges that, should Nominee be elected or appointed to the Board, all of Nominee’s activities and decisions as a director of the Company will be governed by applicable law and subject at all times to Nominee’s fiduciary duties.

8.                  No Presumptions. For purposes of this Agreement, the termination of any Claim, by judgment, order, settlement (whether with or without court approval), or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that Nominee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law.

9.                  Nonexclusivity. The rights of Nominee hereunder shall be in addition to any other rights, if any, Nominee may have under any by-law, insurance policy, applicable law, or otherwise.

10.            Entire Agreement; Amendment; Waiver. This Agreement sets forth the entire agreement between the parties relating to the subject matter addressed herein and supersedes all prior negotiations, understandings and agreements on such matters. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by each of the parties hereto. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

11.              Subrogation. In the event of payment under this Agreement, Elliott shall be subrogated to the extent of such payment to all of the rights of recovery of Nominee, and Nominee shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable Elliott effectively to bring suit to enforce such rights.

12.              Expense Reimbursement. Elliott hereby agrees to reimburse Nominee for Nominee’s reasonable, documented out-of-pocket Expenses (other than Expenses relating to any Claim, which are addressed in Section 3) incurred during the term of this Agreement and at or prior to the Shareholders’ Meeting or Nominee’s earlier election or appointment to the Board, as a result of being a nominee of Elliott for appointment or election to the Board, including, without limitation, reimbursement for reasonable out-of-pocket travel Expenses; provided, that Nominee hereby agrees that in the event Nominee reasonably determines that Nominee needs to retain legal counsel to represent Nominee in connection with being a nominee of Elliott for appointment or election to the Board (other than in connection with a claim for indemnification, which is addressed in Section 3), Nominee will employ counsel selected by Elliott and reasonably satisfactory to Nominee. Should Nominee be elected or appointed to the Board, other than as expressly set forth herein, Elliott will not be liable for any Expenses or any other liabilities incurred by Nominee during the period following such election or appointment to the Board.

13.              No Duplication of Payments. Elliott shall not be liable under this Agreement to make any payment in connection with a Claim made against Nominee to the extent Nominee has otherwise actually received payment (under any insurance policy, by-law or otherwise) of the amounts otherwise indemnifiable hereunder; provided, that if Nominee for any reason is required to disgorge any payment actually received by Nominee, Elliott shall, to the extent such Claim is subject to indemnification hereunder, be obligated to pay such amount to Nominee in accordance with the other terms of this Agreement (i.e., disregarding the terms of this Section 13).

14.              Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given to such party,

if to Elliott, to:

Elliott Associates, L.P.
c/o Elliott Investment Management L.P.
360 S. Rosemary Ave, 18th floor
West Palm Beach, FL 33401
Attn: Bri Scholtz
Email: bscholtz@elliottmgmt.com

with a copy to (which copy shall not constitute notice hereunder):

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attn: Steve Wolosky

Kenneth Mantel
Fax: (212) 451-2222
Email: swolosky@olshanlaw.com

kmantel@olshanlaw.com

if to Nominee, to:

[Nominee]

[Address Line 1]

[Address Line 2]

Email: ________________

or such other mailing address, telecopy number or email address as such party may hereafter specify for the purpose by notice to the other party hereby given in accordance with this Section 14. Each such notice, request or other communication shall be effective when delivered at the address specified in this Section 14, except if delivered by email, in which case such notice will be effective upon confirmation of receipt.

15.              Termination. This Agreement shall terminate upon delivery of written notice by Elliott to Nominee.

16.              Nominee Acknowledgements.

(a)                Nominee acknowledges that Elliott shall be under no obligation to propose Nominee for appointment or nominate Nominee for election, and that Elliott may withdraw such nomination in its sole discretion. Nominee agrees to provide Elliott with such true and correct information as Elliott or its representatives or advisors may reasonably request in connection with the Solicitation which Nominee shall provide by not later than one Business Day after the receipt of such information request. Nominee acknowledges that Elliott will rely upon information provided by Nominee for purposes of preparing submissions to the Company, proxy solicitation materials and other public disclosure. In furtherance of the foregoing, Nominee hereby agrees that, concurrently with Nominee’s execution of this Agreement, Nominee will execute: (1) the power of attorney attached hereto as Annex I; and (2) the director questionnaire attached hereto as Annex II. Additionally, once Elliott provides the appropriate forms, Nominee will execute (i) a letter informing the Company that Nominee consents to being nominated by Elliott for election as a director of the Board, being named as a nominee of Elliott in proxy statements and, if elected, consents to serving as a director of the Board, (ii) the written questionnaire in the form to be provided by the Company, referenced in the Company’s Fourth Amended and Restated Bylaws (the “Bylaws”), and (iii) the written representation and agreement in the form to be provided by the Company, referenced in the Bylaws. Upon being notified that Elliott has chosen to propose Nominee for appointment or nominate Nominee for election, these documents and any other information provided by Nominee to Elliott or its representatives or advisors (or summaries thereof) may be forwarded to the Company.

(b)                Nominee understands and acknowledges that Elliott and its affiliates may be required to make various filings with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Solicitation, and may also be required to respond to comment letters and other SEC correspondence relating thereto. Nominee understands and acknowledges that Nominee may be named as a participant in the Solicitation in any such filings with the SEC.

17.          Cooperation. During the period in which Nominee serves as a nominee of Elliott for appointment or election to the Board, Elliott may ask for Nominee’s cooperation and assistance with certain matters in connection with the Solicitation. Examples of such matters would include, if requested, participating in meetings or conference calls with the Company, Institutional Shareholder Services or other proxy advisory firms, and/or other shareholders and, upon the request of Elliott, updating any information previously provided by Nominee to Elliott or its representatives or advisors.

18.         Remedies. The parties acknowledge and agree that money damages would not be a sufficient remedy for any breach (or threatened breach) of this Agreement by a party hereto and that the other party shall be entitled to seek equitable relief, including injunction and specific performance, as a remedy for any such breach (or threatened breach), without proof of damages, and each party further agrees to waive any requirement for the securing or posting of any bond in connection with any such remedy. Such remedies shall not be the exclusive remedies for a breach of this Agreement, but will be in addition to all other remedies available at law or in equity.

19.          Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby shall be brought in the state courts of the State of New York located in New York County, or in the United States District Court for the Southern District of New York, and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth or referred to in Section 14, such service to become effective 10 days after such mailing. ADDITIONALLY, EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY LAWSUIT, PROCEEDING OR ACTION TO ENFORCE OR DEFEND ANY RIGHT HEREUNDER AND AGREES THAT ANY LAWSUIT, PROCEEDING OR ACTION WILL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

20.              Execution by Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed by facsimile or PDF.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Elliott Associates, L.P.

By: Elliott Investment Management L.P.,

as attorney-in-fact

By: ______________________________

Name: Elliot Greenberg

Title: Vice President

Elliott INTERNATIONAL, L.P.

By: Elliott Investment Management L.P.,

as attorney-in-fact

By: ______________________________

Name: Elliot Greenberg

Title: Vice President

    ___________________________________

Name: [Nominee]

EXHIBIT A

Beneficial Ownership

ANNEX I

Power of Attorney

ANNEX II

Director Questionnaire